Exhibit 10
                                                                      ----------

                                 Hale and Dorr
                               Counsellors at Law
               a partnership including professional corporations
                                60 State Street
                          Boston, Massachusetts 02109

Manchester Office                (617) 742-9100                Washington Office
The Numerica Building             (telecopier)       The Willard Office Building
1155 Elm Street                  (617) 367-6133     1455 Pennsylvania Ave., N.W.
Manchester, NH 03101             (617) 742-9108           Washington, D.C. 20004
(603) 627-7600                   telex 94-0472                    (202) 393-0800



                                                 November 2, 1990



Trustees of Pioneer Europe Fund
60 State Street
Boston, Massachusetts 02109

Ladies and Gentlemen:

         We have been advised that Pioneer Europe Fund (the "Trust"), proposes to register under the Securities Act of 1933, as amended (the "Act"), and to offer and sell from time to time, an indefinite number of shares of beneficial interest of the Trust, no par value (the "Trust Shares"), which shall be sold at not less than "net asset value," as defined in the Trust's Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts and the Clerk of the City of Boston (the "Declaration of Trust").

         In connection with the opinion set forth in paragraph 3 below, please note that the Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for obligations of the Trust and requires that notice of such disclaimer be given in every note, bond, contract, instrument, certificate or undertaking made or issued by the Trustees or by any officer or officers of the Trust. The Declaration of Trust provides for indemnification against all loss and expense of any shareholder of a series of Trust Shares held personally liable solely by reason of being or having been a shareholder of the Trust, such indemnification to be paid solely out of the assets of such series. Thus, the shareholder's risk is limited to circumstances in which the assets of the particular series of which he or she is or was a shareholder would be insufficient to meet the obligations asserted against or with respect to such assets.

Trustees of Pioneer [Europe Fund]
November 2, 1990
Page 2


         We have examined the Declaration of Trust and the Trust's By-Laws and are familiar with actions taken by you to authorize (i) the issuance of Trust Shares through the date hereof and (ii) the issuance and sale from time to time in the future of additional Trust Shares.

         Based upon the foregoing, we are of the opinion that:

         1. The Trust is duly organized and validly existing under Massachusetts law with authority adequate for the conduct of its business.

         2. The beneficial interest of the Trust is divided into an unlimited number of shares of beneficial interest, no par value.

         3. Upon receipt of consideration in an amount not less than their net asset value at the time of sale, the Trust Shares so issued will be validly issued, fully paid and nonassessable by the Trust.

         We consent to the filing of this letter with the Securities and Exchange Commission as part of the Registration Statement of the Trust on Form N-1A (or an amendment thereto), covering an indefinite number of Trust Shares.

                                                 Very truly yours,



                                                 /s/ Hale and Dorr
                                                 HALE AND DORR